Exhibit 21.1

Pulmatrix, Inc.

List of Subsidiaries

The following is a list of each subsidiary of Pulmatrix, Inc., a Delaware corporation, as of March 13, 2018, and the state in which each such subsidiary is organized.

Name of Subsidiary*	Jurisdiction of Incorporation
Pulmatrix Operating Company, Inc.	Delaware

*	No subsidiary does business under any name other than as listed above.